                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13D
                                Amendment No. 1


                   Under the Securities Exchange Act of 1934


        CalComp Technology, Inc. (formerly, Summagraphics Corporation)
              2411 W. LaPalma Avenue, Anaheim, California  92801
- --------------------------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, $.01 par value
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   128701109
                     -------------------------------------
                                (CUSIP Number)

          Frank H. Menaker, Jr., Vice President and General Counsel,
              Lockheed Martin Corporation, 6801 Rockledge Drive,
                   Bethesda, Maryland  20817 (301) 897-6125
- --------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 July 23, 1996
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
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                                  SCHEDULE 13D
- ---------------------                             -----------------------------
CUSIP No. 128701109                                  Page  2 of 6 Pages
- ---------------------                             -----------------------------

  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

            Lockheed Martin Corporation
            I.R.S. Employer Identification No. 52-1893632
- ------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                            (b) [ ]
            NOT APPLICABLE
- ------------------------------------------------------------------------------
  3    SEC USE ONLY

- ------------------------------------------------------------------------------
  4    SOURCE OF FUNDS

            EXCHANGE OF STOCK
- ------------------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

- ------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

            Maryland
- ------------------------------------------------------------------------------
  NUMBER OF     7   SOLE VOTING POWER

   SHARES           40,742,957
               ---------------------------------------------------------------
 BENEFICIALLY   8   SHARED VOTING POWER

  OWNED BY          0
               ---------------------------------------------------------------
    EACH        9   SOLE DISPOSITIVE POWER

  REPORTING         40,742,957
               ---------------------------------------------------------------
   PERSON      10   SHARED DISPOSITIVE POWER

    WITH            0
==============================================================================
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            40,742,957
- ------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       [ ]

- ------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            Approximately 89.7
- ------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

            CO
- ------------------------------------------------------------------------------
==============================================================================
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                        Amendment No. 1 to Schedule 13D
                        -------------------------------


     Reference is made to the statement on Schedule 13D filed with the Securities and Exchange Commission on March 29, 1996. Capitalized terms which are not otherwise defined herein shall have the definitions given them in the
Schedule 13D. The Schedule 13D is hereby amended as follows:


Item 1.   Security and Issuer.
          -------------------


     Common Stock, $.01 par value ("Common Stock")
     CalComp Technology, Inc. (formerly, Summagraphics Corporation) 2411 W. LaPalma Avenue
     Anaheim, California 92801


Item 2.   Identity and Background.
          -----------------------

     Lockheed Martin Corporation
     6801 Rockledge Drive
     Bethesda, Maryland  20817

     Incorporated in Maryland.

     Lockheed Martin Corporation ("Lockheed Martin") is a diversified enterprise principally engaged in the conception, design, manufacture and integration of advanced technology products and services for the United States government and private industry. Lockheed Martin also manages significant facilities for the Department of Energy and produces construction aggregates and specialty chemical products. Prior to the closing of the Exchange on July 23, 1996, CalComp Inc., a supplier of input and output computer graphics peripheral products, was a wholly-owned subsidiary of Lockheed Martin.

     Lockheed Martin has not, during the last five years, been convicted in a criminal proceeding. On January 27, 1995, Lockheed Corporation, one of the corporations that combined to form Lockheed Martin, entered into a plea agreement pursuant to which Lockheed Corporation agreed to plead guilty to one count of conspiring to violate the bribery provisions of the Foreign Corrupt Practices Act and conspiracy to falsify its books, records and accounts.

     Lockheed Martin has not, during the last five years, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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Item 3.   Source and Amount of Funds or other Consideration.
          -------------------------------------------------

     Pursuant to the terms of the Plan of Reorganization and Agreement for the Exchange of Stock of CalComp Inc. for Stock of Summagraphics Corporation dated March 19, 1996, as amended on April 30, 1996 and June 5, 1996 (the "Exchange Agreement"), CalComp Technology, Inc. (formerly Summagraphics Corporation) issued to Lockheed Martin 40,742,957 shares of Common Stock of CalComp Technology, Inc. in exchange for 100% of the issued and outstanding capital stock of CalComp Inc., which, prior to the Exchange, was a wholly-owned subsidiary of Lockheed Martin. As a result of the Exchange, Lockheed Martin became the owner of approximately 89.7% of the issued and outstanding Common Stock of CalComp Technology, Inc. and CalComp Inc. became a wholly-owned subsidiary of CalComp Technology, Inc. In addition, the 9.25% Secured Convertible Debenture of Summagraphics Corporation issued to Lockheed Martin on March 19, 1996 was paid in full and discharged in connection with the consummation of the transactions contemplated by the Exchange Agreement.


Item 4.   Purpose of Transaction.
          ----------------------

     This Amendment No. 1 to Schedule 13D is being filed as a result of the increase in the percentage of beneficial ownership of the filing person from 21% to approximately 89.7% of the issued and outstanding Common Stock of CalComp Technology, Inc., which increase is a result of the consummation of the transactions contemplated by the Exchange Agreement.

     At a special meeting of the stockholders of CalComp Technology, Inc. (formerly, Summagraphics Corporation), the Exchange Agreement and the transactions contemplated thereby were approved. Among the proposals approved by the stockholders was the Fourth Amended and Restated Certificate of Incorporation of Summagraphics Corporation, which, among other things, changed the name of Summagraphics Corporation to CalComp Technology, Inc., increased the number of shares of Common Stock authorized for issuance from 20,000,000 to 60,000,000, and increased the number of directors to 7.

     Pursuant to the Exchange Agreement, Lockheed Martin obtained a controlling interest in CalComp Technology, Inc. Following the closing of the Exchange, Lockheed Martin accepted the resignations of the former directors and officers of CalComp Technology, Inc. and elected new directors and officers by written consent.

     Lockheed Martin presently has no plans or proposals that relate to or would result in (i) the acquisition or disposition of securities of the Issuer by any person; (ii) an extraordinary corporate transaction, such as a merger, reorganization or

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liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) changes in the Issuer's articles of incorporation or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) causing a class of equity securities to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act, as amended; or (x) any action similar to any of those enumerated in clauses (i) through (ix) of this sentence.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Lockheed Martin is the record and beneficial owner of 40,742,957 shares (approximately 89.7%) of the issued and outstanding Common Stock of CalComp Technology, Inc.



Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

     Not Applicable.


Item 7.   Material to be Filed as Exhibits.
          --------------------------------

     Not Applicable.

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                                   SIGNATURE


     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                      LOCKHEED MARTIN CORPORATION



                                      By:  /s/ Stephen M. Piper
                                         ----------------------------------
                                         Stephen M. Piper
                                         Assistant General Counsel and
                                            Assistant Secretary


                                      Dated:  July 29, 1996

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